SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	June	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Corporate Policy and Guidelines on Business Conduct, dated May 8, 2008.

Document 1

ACE Aviation Holdings Inc.

CORPORATE POLICY

AND GUIDELINES ON BUSINESS CONDUCT

May 8, 2008

ACE AVIATION HOLDINGS INC.
CORPORATE POLICY AND GUIDELINES ON BUSINESS CONDUCT

Message from the Chairman, President and Chief Executive Officer	1
A. Application	2
B. Compliance and Certification	3
Procedures to handle violations of this Code and suspected cases of fraudulent or dishonest activities	3
Certification	3
C. Conflicts of Interest	4
Gifts and Entertainment	4
Outside Activities	6
Interests in Other Businesses	6
Corporate Opportunities	6
Political Involvement	7
D. Use of Company Assets	8
Solicitation	8
Property	8
Intellectual Property	9
Contracts	9
Funds	9
Fraud or Dishonesty	10
E. Confidential Information	11
General	11
Proprietary information	11
F. Compliance with Law	13
Securities Laws and Insider Trading	13
Short Sales and Calls of Securities	13
Books and Records	14
Internal Controls	14
Disclosure Obligations	14
Antitrust and Competition Laws	15
International Operations	15
Relationships with Public Officials	15
Bribery, Kickback and Fraud	16
Prohibition against Payments to Foreign Government Officials	16
Privacy Laws	16
Environment	16
G. Fair Dealing with other People and Organizations	17
Competitors	17
Obtaining Information about our Competitors	17
Selling our Products and Services	17

H. Employment Policies	18
Alcohol and Drugs	18
Violence Prevention	18
Discrimination and Harassment	18
Employee Privacy	19
Health and Safety	20
I. Computer, E-mail and Internet Policies	21
Computer System	21
Software	21
Viruses	21
No Expectation of Privacy	21
Professional Use of Computer System	22
Document Retention	22
J. Reporting Suspected Non-Compliance	23
General Policy	23
In-Person Report	23
Anonymous Reporting	23
Investigation	23
Confidentiality	23
Protection Against Retaliation	24
K. Waivers of the Code	25
Annex A - Management Acknowledgment Form	1
Annex B - Conflict of Interest Disclosure Form	2

Message from the Chairman, President and Chief Executive Officer

ACE Aviation Holdings Inc. ("ACE Aviation" or the "Company") is committed to honesty and integrity in all of its business affairs. These are fundamental guiding principles for the conduct of our business which are reflected in this Corporate Policy and Guidelines on Business Conduct (the "Code").

This trust and respect, and our reputation for excellence are based on the integrity of our employees. Our Company has been built through each person knowing and understanding what constitutes proper business conduct. ACE Aviation's future success is dependent on each employee continuing that tradition of personal integrity.

Success in our business includes positive marketplace results reflected in a fair return to our shareholders. We are also committed to upholding ethical standards in all our corporate activities. The purpose of this Code is to reinforce these ethical standards as they apply to all of the Company’s activities and to provide basic guidelines for situations in which ethical issues arise.

Preserving and enhancing ACE Aviation's reputation requires unbending commitment from every employee to promote the highest principles of integrity and ethical behaviour. On behalf of the Company, I thank you for your continued adherence to the standards set forth in this Code.

Robert A. Milton
Chairman, President and Chief Executive Officer

A.    Application

This Code applies to all directors, officers and employees (the "employees") of ACE Aviation Holdings Inc. and its subsidiaries (collectively "ACE Aviation" or the "Company"), to the extent that guidelines or policies relating to the same matter have not been separately adopted by them. The guidelines of this Code with respect to conflicts of interest (Section C) also apply to retirees holding travel pass privileges. Such retirees are not subject to the other provisions of this Code.

The guidelines set out in this Code are supplemented by specific corporate, divisional or departmental policies which are referred to when appropriate. To the extent there is an inconsistency between the guidelines set out in this Code and any guidelines and policies separately adopted by a subsidiary, then the guidelines or policies adopted by the subsidiary shall prevail and apply to such entity. While each subsidiary of ACE Aviation is responsible for its own employee and labour relations, this Code sets a standard of conduct for the matters addressed which is consistent with best practices.

This Code applies to situations that each employee may encounter during the course of conducting ACE Aviation's business. As with all guidelines or principles, employees are expected to use their own judgement and discretion, having regard to these standards, to determine the best course of action for specific situations. If any employee has questions about any section of this Code, he or she should direct all questions to the Corporate Secretary of ACE Aviation or if applicable the head of the Human Resources Branch of the relevant subsidiary.

B.    Compliance and Certification

This Code reflects general principles to guide employees in making ethical decisions and cannot and is not intended to address every specific situation. As such, nothing in this Code prohibits or restricts the Company from taking any disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document.

All employees have a responsibility to understand and follow this Code. In addition, all employees are expected to perform their work with honesty and integrity in any areas not specifically addressed by this Code. A violation of this Code may result in appropriate disciplinary action including the possible termination from employment with the Company.

For example, disciplinary action will be taken should an employee:

•	violate this Code or disregard proper procedures;

•	ask others to violate this Code;

•	deliberately fail to report a violation, fail to report a violation promptly or withholdrelevant information concerning a violation;

•	fail to cooperate in the investigation of a known or suspected violation;

•	take action against an employee who reports a policy violation.

Like all other employees, managers are required to adhere to the terms of this Code. Because of their leadership position with the Company they are also required to set an appropriate example by demonstrating exemplary conduct at all times.

Procedures to handle violations of this Code and Procedures to handle suspected cases of fraudulent or dishonest activities

Procedures are established by ACE Aviation and each subsidiary as applicable.  For further information, please consult with the Corporate Secretary of ACE Aviation or if applicable the head of the Human Resources Branch of the relevant subsidiary.

Certification

The Board of Directors of ACE Aviation, with the assistance of the Governance and Corporate Matters Committee ("Committee"), is responsible for monitoring compliance with this Code. This Code may be amended at any time by the Board of Directors or the Committee.

This Code will be communicated or brought to the attention of all employees. All new members of management (either by promotion or newly hired) are required to complete the management acknowledgment form attached hereto as Annex A and return it to the Corporate Secretary of ACE Aviation or if applicable the head of the Human Resources Branch of the relevant subsidiary.

C.    Conflicts of Interest

A conflict of interest may arise in any situation in which an employee's other business or personal interests impair his or her judgment to act honestly and with integrity or otherwise conflict with the interests of ACE Aviation. All such conflicts should be avoided. The Company expects that no employee will knowingly place himself or herself in a position that would have the appearance of being in conflict with the interests of ACE Aviation. It is not always easy to determine if a situation may lead to a conflict of interest. If an employee finds himself/herself in this position, the following questions may help:

•	is the employee following proper Company procedures?

•	does the employee stand to gain personally from his/her actions?

•	will his/her actions result in any monetary or other advantage for himself/herself orto a relative or a friend?

•	would the employee be uncomfortable discussing the issue with his/her supervisor?

•	would the employee act differently if a friend or relative weren't involved?

While it is not feasible to list every circumstance that may create possible conflicts of interest, the following is a guide to types of activities that might give rise to conflicts. ACE Aviation requires that employees disclose in writing to the Corporate Secretary all business, commercial or financial interests or activities that might create a conflict of interest. See Annex B attached hereto.  If ACE Aviation reasonably believes an employee's business, commercial, or financial interests or activities could hamper the employee's ability to perform duties or act in the Company's best interest, the employee may be required to end the interests or activities.

Gifts and Entertainment

In the course of business, it is not unusual for an individual or an organization to give gifts or provide entertainment, such as dinners and tickets to events. It is our policy to deter givers of gifts from seeking or receiving special favours from employees. Accepting any gift or entertainment that is of more than nominal value can appear to be an attempt to influence the recipient into favouring a particular customer, vendor, consultant, etc. While there are no clear-cut rules as to what is appropriate in every situation some factors which an employee and his/her supervisor should consider in assessing the proper course of action include:

•	would the gift or entertainment be viewed as appropriate or usual, taking into account its value and the function the employee performs for the Company?

•	would it be viewed as insulting or inappropriate to return the gift or decline the hospitality?

•	can the gift or hospitality benefit all team members rather than particular individuals?

•	would the Company, under similar circumstances, offer a similar gift or entertainment?

•	would the employee be comfortable if the situation were to be reported to the media?

To avoid the reality and the appearance of improper relations with current or prospective customers, vendors and consultants, employees should observe the following guidelines when deciding whether or not to accept gifts or entertainment.

Gifts

Gifts such as merchandise or products, as well as personal services or favours may not be accepted unless they are of a nominal value. Employees are urged to consult with the Corporate Secretary before accepting gifts of more than a nominal value. Gifts of any amount may never be solicited. A gift in the form of cash or securities (including a loan) may never be accepted.

Entertainment

Unsolicited business entertainment should be appropriate for the position the employee occupies within the Company and clearly intended to facilitate business objectives.

As a general rule, business entertainment in the form of meals is appropriate, as long as it is modest, infrequent, and to the extent possible on a reciprocal basis. If you know that the Company would not extend the same courtesy then decline the offer.

International Customs

In some international business transactions, it is customary and lawful for business leaders in a host country to give gifts to employees. These gifts may be of more than nominal value and under the circumstances, returning the gifts or paying for them may be an affront to the giver. In such a situation, the gift must be reported to the employee's supervisor. In instances where gifts cannot be returned and offering to pay for them would adversely affect continuing business relationships, supervisors must be notified. In some cases, any gift may be retained by the Company, at its sole discretion, and not by the employee.

Giving Gifts

Employees may not, on behalf of the Company, give to any person, customer or supplier expensive gifts, or provide excessive entertainment or benefits. However, when proper accounting is made, reasonable expenses for entertaining customers, prospective employees or business associates are allowed on the part of employees whose duties include providing such entertainment. Gifts may only be of limited value and may never be in the form of cash, bonds or negotiable securities.

Gifts and Entertainment with Government Officials

Generally, gifts, meals, entertainment or other benefits are not appropriate for government officials, and ACE Aviation policy is to avoid even the appearance of impropriety. Before extending any invitations, considering gifts or other steps that could be viewed as providing economic benefits to government officials, employees should consult with the Corporate Secretary.

Outside Activities

Employees' primary loyalty should always be to ACE Aviation. Employees may not engage in any outside activity or employment that might affect their objectivity and independence of judgment or conduct in carrying out their duties and responsibilities for ACE Aviation. For example this entails that employees may not work for an organization that is a supplier or competitor of ACE Aviation without the Company's written consent which would be given by the Corporate Secretary.

No employee should engage in other employment or activity that will encroach on the time or attention that should be devoted to the employee's duties for ACE Aviation. Such activity can adversely affect the quality of work performed, compete with the Company's activities, imply sponsorship or support by ACE Aviation of the outside employment or organization, or adversely affect the good name of ACE Aviation.

Nevertheless, ACE Aviation respects the various interests of its employees outside the work place. Employees are free to pursue such interests, including work with political, charitable and other organizations. However, employee participation in outside activities must not be such that an outside observer would be lead to believe that ACE Aviation is endorsing the activity and must not encroach an employee's ability to properly perform his or her duties with ACE Aviation.

Interests in Other Businesses

Unless approved in advance by the Corporate Secretary, neither an employee nor his or her spouse, domestic partner, or any other member of the foregoing's immediate family may directly or indirectly have a financial interest (whether as an investor, lender or other service provider) in a customer, supplier, competitor or any entity which has a significant business relationship with ACE Aviation. This does not apply to investments in mutual funds, or in public companies where the employee's investment is less than one percent (1%) of the outstanding securities of the public company.

If an employee is found to be in violation of such guideline, remediatory actions may include:

•	Divestment of the interest;

•	Frozen or blind trust instrument;

•	Periodic written declaration, if found to be appropriate in the circumstances; and/or

•	Avoidance of involvement in particular matters.

Corporate Opportunities

Employees may not take advantage of business opportunities that are presented to them or discovered by them as a result of their employment with ACE Aviation or through their use of Company property or information. Even opportunities that are acquired outside of the workplace by employees may be inappropriate if they are related to ACE Aviation's existing or proposed lines of business. Employees cannot use their employment with ACE Aviation or its property or information for personal advantage, nor can they compete with ACE Aviation in any business endeavour. If you have any questions, you should contact the Corporate Secretary.

Also, subject to the relationship already existing with business partners with whom ACE Aviation has negotiated relationships (see Section below on Funds), employees may not use the Company's name to obtain discounts or other preferential trade practices without the written permission from the Corporate Secretary. This does not apply to employee discounts offered by airlines, hotels, car rental companies and other retailers.

Political Involvement

ACE Aviation employees are free to participate in the political process as individuals and, subject to applicable laws, on their own time. It is Company policy that ACE Aviation funds or assets shall not be used to make a political contribution to any political party or candidate. For instance, an employee should not use the Company's name or its position with the Company to lend weight or prestige to sponsorship of a political party. Employees remain free to exercise their right to make personal political contributions. Any future political activity in which an employee might become involved shall be conducted in accordance with all applicable laws, rules, and regulations.

D.         Use of Company Assets

All employees are responsible for the proper use of ACE Aviation's physical resources and property, as well as its proprietary and other confidential information. All employees are also responsible for the protection of the Company's assets, both tangible (such as material, buildings, people, property, information, revenues) and intangible (such as communications networks, information systems, intellectual property). All employees must act reasonably and take appropriate measures to prevent losses due to wilful action by others, both outside and within the Company, which may result in personal injury, property damage, theft, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).

Solicitation

Company property, facilities or physical resources shall not be used for solicitation or distribution activities that are not related to an employee's services to ACE Aviation, except for charitable activities that have been approved in writing in advance by the Corporate Secretary of ACE Aviation or if applicable the head of the Human Resources Branch of the relevant subsidiary. Company premises include but are not limited to airports, offices, crew hotels, off-site conferences and meetings, shop floors, rest rooms, cafeterias, staff lunch rooms, computers, lockers, vehicles and parking lots. Employees may not solicit any other employee during working time, nor may employees distribute literature in work areas at any time. Under no circumstances may an employee disturb the work of others to solicit or distribute literature to them during their working time. Persons not employed by ACE Aviation may not solicit Company employees for any purposes on Company premises.

Property

The tangible and intangible property of ACE Aviation and third parties must be protected from loss, damage, theft, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. Property must be used exclusively for legitimate business purposes, subject to limited exceptions involving telephones, computers, e-mails accounts and the Internet. Limited personal use of such Company property may be permissible provided that use is reasonable, is not for the purpose of carrying on non-Company business and does not impede or reduce an employee's ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact the Company in any way.

Our policy on property applies to the Company's property located anywhere including:

•	Tangible property i.e. offices and equipment, computers, desks, art painting, telephone equipment (both wire line and cellular/wireless), tools, aircraft, vehicles, etc.; and

•
Intangible property i.e. patents, copyrights, moral rights, trade-marks, domain names, integrated circuit topographies, industrial designs, trade secrets, confidential information, personality rights, rights that protect works like know-how, business methods and processes, computer software, computer operating systems, written materials (including paper or electronic form), inventions, patents, graphics, photographs, audiovisual works ("Intellectual Property") and communications networks and information systems. For more on inventions refer to the section titled "Intellectual Property" below.

Unauthorised possession or removal of Company property, funds or records is strictly prohibited.

Upon termination of employment or contract, or reassignment, employees must return all tangible and intangible property of the Company.

Intellectual Property

Intellectual property is a valuable asset of ACE Aviation. Protecting our innovation and our brands enhances our competitive advantages. For a definition of "Intellectual Property", please refer to the section titled "Property" above.

All inventions, works and other intellectual property rights, conceived in the course of employment with ACE Aviation on Company premises or with the use of Company equipment, data or property or which are within the scope of the Company's business interests, are the exclusive property of the Company and all rights therein, including moral rights are waived by the employee.

Employees are prohibited, during their employment and thereafter, from divulging the Company's proprietary or confidential information and intellectual property such as trade secrets, inventions and strategic plans without ensuring that the proper protection and safeguards and legal documentation are in place.

Employees are prohibited from seeking or applying for a patent or asserting other types of protection of intellectual property, in relation to an invention, work or other intellectual property developed by them or conceived during or after working hours in the course of their function with ACE Aviation, or which is within the purview of the Company's business interests. Moreover, employees should not make use of such property for their personal benefit.

Employees must disclose to their supervisor any intellectual property developed or conceived by them during or after working hours in the course of their employment with the Company, or which is within the purview of the Company's business or proposed lines of business.

Contracts

Contracts and agreements represent some of the greatest exposures faced by ACE Aviation.  They also represent a great opportunity for ACE Aviation to minimize related risks. If you are in a position to develop or sign contracts, you must take necessary steps to protect the interests of the Company by ensuring that contracts are reviewed by the appropriate departments and legal counsel.

Funds

Employees must properly use and protect Company cash, cheques and postage and make sure that all expenses, benefit claims and invoices are accurate and duly authorized in accordance with ACE Aviation policies. Employees must provide receipts (proof) and/or explanations for all expenses incurred on behalf of ACE Aviation and follow the specific employee expense claim procedure provided for under particular ACE Aviation policies. Employees must charge all expenses and transactions to the appropriate accounts. Employees who receive per diems for business travel pursuant to applicable collective agreements are not required to produce receipts and/or explanations for expenses incurred. Employees must, whenever possible, utilize the services of business partners with whom the Company has agreements.

Fraud or Dishonesty

Fraudulent or dishonest actions by employees with respect to ACE Aviation's assets are strictly prohibited. Such actions include, but are not limited to:

·	Abuse of travel privileges by an employee.

·	Punching another employee's timecard.

·	Falsification of time records.

·	Falsification of expenses claims.

·	Failure to give accurate information required for personnel and/or security reasons.

·	Fictitious vendor invoices and/or receipts.

·	Fictitious payroll transactions.

·	Improper handling or reporting of money transactions.

·	Making oral or written (by whatever means) false statements about the Company, other employees, supervisors, oneself, or work situations.

·	Authorising or receiving payments for goods not received or services not performed.

·	Misappropriation of funds, securities, supplies, or any other asset.

·	Making or altering documents or computer files with the intent to defraud ACE Aviation or its customers.

·	Improper use or falsification of Company letterhead for non-business related purposes.

E.         Confidential Information

General

ACE Aviation operates in very competitive markets. Every employee should be aware that in any competitive environment, proprietary information and trade secrets must be safeguarded in the same way that all other important Company assets are protected. Information concerning pricing, products or services that are being developed, intellectual property and other such trade secrets, including information pertaining to any prospective Company acquisition or divestiture, must be held in the strictest confidence, and reasonable prudence and care should be exercised in dealing with such information in order to avoid inadvertent disclosure. This information must not be used in any way other than as required in performing employment duties. All files, records and reports acquired or created in the course of employment are the property of the Company. Originals or copies of such documents, whether in whole or in part, may be removed from the Company's offices upon the authorization of the employee’s supervisor, provided they are at all times kept in a secure environment, for the sole purpose of performing the employee's duties to ACE Aviation and must be returned at any time upon request.

Proprietary information

Many ACE Aviation documents and information (including confidential information) are proprietary.  That means that they contain highly sensitive information crucial to the conduct of the Company's business. Information provided to the Company by a third party may also be proprietary, confidential or secret and must be dealt with according to instructions provided by such third party. All such information must be protected against unauthorized divulgation or misuse.

Examples of proprietary information include, but are not limited to:

•	business plans

•	personal information such as that found in flight records (i.e. passenger names and records) which is identified as confidential

•	information about novel technology

•	strategic plans

•	legal proceedings

•	business partner's file and information

•	sensitive information on employees

•	audit reports

•	training material, including manuals; and/or

•	software programs.

Depending on the sort of information, unauthorized divulgation or mishandling can have serious repercussions for ACE Aviation. For example, the Company could be placed at a competitive disadvantage; it might be exposed to legal proceedings or its image could be negatively affected.

F.    Compliance with Law

It is the policy of ACE Aviation to comply with all applicable laws and regulations, including, without limitation, employment, labour, non-discrimination, health and safety, privacy, antitrust/competition, securities, transportation, immigration, language and environmental laws. No employee of the Company has authority to violate any law or to direct another employee or any other person to violate any law on behalf of the Company.

Securities Laws and Insider Trading

Securities legislation imposes restrictions with respect to the purchase and sale of securities and “tipping” when a person possesses information not yet known to the public and which could affect the market price of the securities of a given company.

Employees may not buy or sell securities of ACE Aviation or Air Canada or any other company that is a public company, with knowledge of non-public material information obtained in the course of employment, or “tip” others concerning such information. Employees should be careful to avoid inadvertently disclosing confidential information to spouses, family members and others who live in their households, or to business partners, friends and others as this could be considered “tipping”.

Non-public material information refers to information that, if disclosed, could affect the market price of a company’s securities or is likely to be considered important by investors in determining whether to buy or sell such securities. For instance, the information could be used by investors to buy, sell or otherwise trade in ACE Aviation or Air Canada shares, as well as securities of third parties with which the Company has dealings.

Examples of material information include:

• annual and quarterly financial results	• Company statistics
• new products and services	• negotiations with unions
• strategic plans	• important management changes
• business results

Short Sales and Calls of Securities

As an employee of the Company, you may not engage in the following with respect to securities of ACE Aviation or Air Canada: (a) short sales; (b) sale of a call option and (c) purchase of a put option.

Short selling means selling shares you do not currently own and borrowing a third party’s shares in order to make delivery, the whole in expectation that the shares will decrease in value when you will buy back the shares and return them to the owner. Such process is subject to undue speculation and abuse and is therefore prohibited. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.

Puts and calls are also subject to the same abuse and therefore similar restrictions also apply to the sales of call options and purchases of put options in respect of securities of ACE Aviation or Air Canada.

Books and Records

ACE Aviation is required under securities laws, tax laws, the laws and regulations of other countries or jurisdictions, and generally accepted accounting principles to keep books, records and accounts that accurately reflect all transactions and to provide an adequate system of internal accounting and controls. We expect employees to ensure that those portions of the Company's books, records and accounts for which they are responsible are valid, complete, accurate and supported by appropriate documentation in verifiable form. Employees should not:

•	Improperly accelerate or defer expenses or revenues to achieve financial results or goals.

•	Maintain any undisclosed or unrecorded funds or "off the book" assets.

•	Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting.

•	Make any payment for purposes other than those described in the documents supporting the payment.

•
Submit or approve any expense report where the employee knows or suspects that any portion of the underlying expenses were not incurred, are not accurate or are not in compliance with ACE Aviation's expense policies.

•	Sign any documents believed to be inaccurate or untruthful.

Internal Controls

The Company has adopted various types of internal controls and procedures as required to meet internal needs and applicable laws and regulations. We expect employees to follow these controls and procedures to the extent they apply, to assure the complete and accurate recording of all transactions. All employees with supervisory duties should implement appropriate internal accounting controls over all areas of their responsibility to ensure the safeguarding of the assets of ACE Aviation and the accuracy of its financial records and reports. All staff, within their areas of responsibility, are expected to adhere to these procedures, as directed by appropriate Company officers.

No employee may interfere with or seek to improperly influence, directly or indirectly, the auditing of ACE Aviation's financial records. If an employee becomes aware of any improper transaction or accounting practice concerning the resources of ACE Aviation, he or she should report the matter immediately to his or her supervisor.

Disclosure Obligations

ACE Aviation is required under securities laws to provide the public with timely and periodic disclosure regarding the Company's business and financial condition (such as quarterly and annual reports and materials for our annual shareholders meeting). The Company provides additional disclosures to the public through quarterly press releases, and may provide additional disclosures through analyst conference calls and other press releases and filings, as events warrant. All employees who participate in the preparation or dissemination of these disclosures, or who provide information that they know may be used in the preparation of these disclosures, have a legal and ethical duty to ensure that the disclosure is full, fair, accurate, timely, and understandable.

ACE Aviation maintains disclosure controls and procedures designed to meet these disclosure obligations. If an employee becomes aware that a public disclosure is not accurate, complete or timely, or of a development that the employee believes may require disclosure, the employee should report the matter immediately and directly to the Chief Financial Officer or the Chief Legal Officer.

In order that a consistent message be delivered, it is necessary to limit the number of individuals who may communicate information to the financial community on behalf of the Company. ACE Aviation's authorized spokespersons are the following:

•	The Chief Executive Officer;

•	The Chief Financial Officer; and

•	Other persons authorized by the Chief Financial Officer.

Antitrust and Competition Laws

Employees must avoid all actions that reasonably could be construed as being anti-competitive, monopolistic or otherwise contrary to laws governing competitive practices in the marketplace. The federal government, the U.S. government, the European Union and many foreign governments have enacted “antitrust” or "competition" laws. Their purpose is to ensure that markets for goods and services operate competitively and efficiently, so that customers enjoy the benefit of open competition among their suppliers and sellers similarly benefit from competition among their purchasers. Violations of these laws can lead to substantial civil and criminal liability.

If any employee has questions concerning a specific situation that involves antitrust or competition issues, he or she should contact the Corporate Secretary.

International Operations

Laws and customs vary throughout the world, but all employees must uphold the integrity of ACE Aviation in other countries as diligently as they would in Canada. When conducting business in other countries, it is imperative that employees comply with foreign legal requirements and laws and regulations that apply to the foreign operations of ACE Aviation.

Relationships with Public Officials

Some employees do business with federal, provincial or local government agencies. All employees engaged in business with a governmental body or agency must know and abide by the specific rules and regulations covering relations with such public agencies.  Such employees must also conduct themselves in a manner that avoids any dealings that might be perceived as attempts to improperly influence public officials in the performance of their official duties. When dealing with agencies on legal matters, legal counsel should be consulted in advance.

Bribery, Kickback and Fraud

No funds or assets ACE Aviation of shall be paid, loaned or otherwise disbursed as bribes, "kickbacks," or other payments designed to influence or compromise the conduct of the recipient. Employees shall not accept any funds or other assets for assisting in doing business with the Company.

Prohibition against Payments to Foreign Government Officials

The laws of many countries in which the Company does business, make it a criminal offence for employees or agents of the Company to give or offer to give cash or anything of value to a government official, a political party, a candidate for political office, an official of a government-owned corporation or an official of international organizations for the purpose of influencing any such official or a decision of that official or securing any improper advantage. Payments made indirectly through an intermediary, under circumstances indicating that the payments might be passed along for prohibited purposes, are also illegal.

Because determining what is a permissible payment involves difficult legal determinations, no payments or gifts related to the Company's business activities may be made to foreign officials.

Privacy Laws

In doing business, we acquire personal information about our business partners, service providers, and customers. We collect this information only for lawful purposes related to the provisioning of services and products by the Company, and may use the information only for the purposes for which it was collected and that the customer, business partner or service provider would reasonably expect.

We are required to comply with privacy laws that require us to identify the purposes for which we collect personal information, and obtain the consent of our customers before collecting, using or disclosing this information. Personal information must be appropriately safeguarded and access to it limited to those having a legitimate business need. Questions relating to obligations dealing with personal information and privacy should be addressed to the Privacy Manager.

Environment

ACE Aviation is committed to comply with all applicable environmental laws. All employees should strive to conserve resources and reduce waste and emissions through recycling and other energy conservation measures. Employees have a responsibility to promptly report to the Corporate Secretary any known or suspected violations of environmental laws or any events that may result in a discharge or emission of hazardous materials. Employees should be particularly alert to the storage, disposal and transportation of waste, and handling of toxic materials and emissions into the land, water or air.

G.        Fair Dealing with other People and Organizations

All business dealings undertaken on behalf of ACE Aviation should be conducted in a candid and straightforward manner that preserves our integrity and reputation. It is the Company’s policy to avoid misrepresentations, manipulation, concealment, abuse of confidential information or any other unfair-dealing practices in all dealings with the Company’s shareholders, customers, suppliers, competitors and employees.

Competitors

ACE Aviation encourages competition and is committed to dealing with competitors in a respectful manner. ACE Aviation has a responsibility to present its competitors accurately and without bias. Acting otherwise may result in allegations of anti-competitive behaviour, and possibly in legal proceedings.

Obtaining Information about our Competitors

Employees have the right to obtain information about the industry in which ACE Aviation operates. This includes information about our competitors, their product offerings, services, technology, prices, marketing campaigns, and so on. However, this must be done through legal and ethical channels. Acting otherwise is illegal and may result in legal proceedings.

Selling our Products and Services

Our customers trust us to provide quality products and services, and be accurate when discussing our advantages and benefits.

H.    Employment Policies

ACE Aviation is committed to fostering a work environment in which all individuals are treated with respect and dignity. Employees are expected to conduct themselves with honesty and integrity, and treat other with fairness, dignity and respect. Each individual should be permitted to work in a business-like atmosphere that promotes equal employment opportunities and prohibits discriminatory practices. Therefore, ACE Aviation expects that all relationships among persons in the workplace will be business-like and free of unlawful discrimination and harassment. It is the Company's policy to ensure equal employment opportunity without discrimination or harassment on the basis of race, colour, national or ethnic origin, religion, sex (including pregnancy or childbirth), sexual orientation, age (except as provided by law), marital status, family status, physical or mental disability or any other status protected by law.

It is ACE Aviation's policy to comply with all applicable employment and labour laws as well as all other statutes regulating the employer-employee relationship and the workplace environment.

No employee shall interfere with or retaliate against another employee who seeks to invoke his or her rights under the laws governing labour and employee relations.  If any employee has any questions about the laws or Company policies governing labour and employee relations matters, he or she should contact the head of the Human Resources Branch of ACE Aviation or the relevant subsidiary.

Alcohol and Drugs

ACE Aviation is committed to maintaining a drug-free and alcohol-free workplace. Drinking alcoholic beverages is prohibited while on duty or on the premises of ACE Aviation, except at specified Company-sanctioned events. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited in all circumstances while on duty or on the premises of ACE Aviation. Smoking in the workplace, except in designated areas, is also prohibited. Likewise, employees are prohibited from reporting for work while under the influence of alcohol or any illegal drug or controlled substance.

Violence Prevention

The safety and security of Company employees is vitally important. ACE Aviation will not tolerate violence or threats of violence in, or related to, the workplace. Employees who experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on ACE Aviation's property or that affects our business must immediately report the situation to their supervisor.

Discrimination and Harassment

ACE Aviation prohibits all types of unlawful discrimination, including harassment, whether directed against an individual or group, including employees, customers and shareholders. This specifically includes discrimination based on race, national or ethnic origin, colour, religion, age (except as provided by law), sex (including pregnancy or childbirth), sexual orientation, marital status, family status, physical or mental disability or a conviction for which a pardon has been granted or any other status protected by law.

Harassment is usually defined as any behaviour, often recurrent in nature, which negates individuals dignity and respect to which they are entitled because the behaviour is offensive, embarrassing or humiliating. Harassment may take different forms, such as any one or more of the following non-exhaustive list of examples:

•
unwelcome remarks or jokes about subjects like one's race, national or ethnic origin, colour, religion, age, sex (including pregnancy or childbirth), sexual orientation, marital status, family status, physical or mental disability or a conviction for which a pardon has been granted;

•	displaying discriminatory or other offensive pictures, posters, e-mails or screen displays;

•
sending or receiving messages or files, by e-mail or any other form of delivery, that are illegal, sexually explicit, abusive, offensive, profane, unwelcome, or that may adversely affect ACE Aviation's image;

•	sexual harassment;

•	unnecessary physical contact, such as touching or pinching;

•	threats, intimidation or verbal abuse; or

•	any other action that may reasonably be perceived as offensive or disrespectful.

Employee Privacy

It is ACE Aviation policy to protect the personal information of its employees and to collect such information only for purposes relevant to the Company's business. Upon request, employees have the right to have access to their personal information. Personal information means information about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the employee's file and other documents collected and used to provide services or support like pay or benefits information.

All personal information must be protected by safeguards appropriate to the level of sensitivity of the information and may only be used for the identified purposes for which it was collected. Disclosure of an employee's personal information without his/her consent is limited to those within the Company who require it for identified purposes or who's duties require it, or to third parties in circumstances where required by law. All employees--both supervisors and non supervisors--holding personal employee information should handle it in compliance with the privacy principles. Aside from applying appropriate safeguards (i.e.: locked drawers and filing cabinets, use of passwords and encryption), employees should beware of public spaces when discussing personal employee information.

Health and Safety

ACE Aviation is committed to providing a safe and healthy working environment for its employees and to avoiding adverse impact and injury to the environment and the communities in which it does business. Employees must comply with all applicable health and safety laws, regulations and Company standards. You should contact your supervisor if you have any questions about the laws, regulations and policies that apply to you. Violation of ACE Aviation's health and safety requirements include but are not limited to the following:

•	Failing to observe Company and general occupational health and safety practices and regulations.

•	Committing violence in the workplace.

•	Endangering the occupational health and safety of others.

•	Committing unsanitary or unsafe acts such as the following:

(a)	Smoking in restricted areas.

(b)	Not wearing required protective clothing or footwear.

If you have a concern about unsafe conditions or tasks that present a risk of injury to you or others, please report these concerns immediately to your supervisor. ACE Aviation is committed to maintaining the health of its employees and may require occupational health assessments in appropriate circumstances.

I.	Computer, E-mail and Internet Policies

Every employee is responsible for using ACE Aviation's information system and computer system, including e-mail and the internet, properly and in accordance with Company policies. Any questions about these policies should be addressed to the Corporate Secretary of ACE Aviation or if applicable the head of the Human Resources Branch of the relevant subsidiary.

Computer System

The computers that employees have access to for work and the e-mail system are the property of ACE Aviation and have been provided for use in conducting Company business. All communications and information transmitted by, received from, created or stored in its computer system (whether through word processing programs, e-mail, the Internet or otherwise) are the property of ACE Aviation.

Access to the Internet is primarily provided for business purposes. However, accommodating employees' development and awareness needs through personal use of Company-provided Internet may be appropriate under certain circumstances. Personal use must be reasonable, i.e. it must not impede or reduce an employee's ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact the Company in any way. Employees are responsible for any action taken while using the Internet or e-mail and will be held accountable.

Software

Employees are prohibited from making copies of software purchased and owned by the Company in violation of copyright or trademark laws, or from using software that does not belong to the Company. The use of personal software for private purposes is only acceptable under certain conditions as specified in the Corporate Information Security Policy.

Viruses

Employees are prohibited from installing applications and/or utilities on ACE Aviation's computer system (including those downloaded from the internet) and for which the use has not been expressly authorized by the Company. Employees are expressly prohibited from loading or running any executable e-mail attachments, regardless of their source or content, without having the files reviewed and approved by the Company. Employees may not attach, for any reason, personal computers or laptops to the systems.

No Expectation of Privacy

ACE Aviation has the right, and without the consent of any employee, to monitor any and all of the aspects of its computer system, including, without limitation, reviewing documents created and stored on its computer system, deleting any matter stored in its system, monitoring sites visited by employees on the Internet, monitoring chat and news groups, reviewing material downloaded or uploaded by users from the Internet, and reviewing e-mail sent and received by users. Employees should not have an expectation of privacy in anything they create, store, send or receive on the Company's computer system.

Professional Use of Computer System

Employees are reminded to be courteous to other users of the system and always to conduct themselves in a professional manner. The Company's policies against discrimination and harassment (sexual or otherwise) apply fully to the Company's computer system, and any violation of those policies is grounds for discipline up to and including termination of employment. Company policies prohibit using the Company's computer system to send or receive messages or files that are illegal, sexually explicit, abusive, offensive, profane unwelcome or that may adversely affect ACE Aviation's image.

Document Retention

The space available for the storage of Company documents, both on paper and electronic, is limited and expensive. In addition, pursuant to applicable laws, certain documents must be destroyed, erased, or made anonymous when they are no longer required to fulfil their identified purpose. Therefore, periodic discarding of documents is necessary. On the other hand, there are legal requirements that certain records be retained for specific periods of time. Employees who are unsure about the need to keep or destroy, particular documents should consult with their supervisor, so that a judgment can be made as to the likelihood that the documents will be needed and a determination made as to whether there is a legal obligation to retain them. Any question relating to whether there are legal obligations to retain certain documents should be directed to the Corporate Secretary.

Whenever it becomes apparent that documents of any type will be required in connection with a lawsuit or government investigation, all possibly relevant documents should be preserved, and ordinary disposal or alteration of documents pertaining to the subjects of the litigation or investigation should be immediately suspended. If an employee is uncertain whether documents under his or her control should be preserved because they might relate to a lawsuit or investigation, he or she should contact the Corporate Secretary. There are also other legal obligations that could require that documents be retained and not destroyed.

J.	Reporting Suspected Non-Compliance

General Policy

Employees who have information about potential non-compliant behaviour of the Company or of any employee under this Code or under any laws, rules or regulations should bring it to the attention of their supervisor or the Corporate Secretary or submit an anonymous report as provided below. Employees are required to come forward with any such information, without regard to the identity or position of the suspected offender. ACE Aviation will treat the information in a confidential manner and will seek to ensure that no acts of retribution or retaliation will be taken against anyone for making a good faith report.

Because failure to report criminal activity can itself be understood to condone the crime, we emphasize the importance of reporting. Failure to report knowledge of wrongdoing may result in disciplinary action against those who fail to report.

In-Person Report

Information about known or suspected violations of this Code or of any laws, rules, or regulations by any employee should be reported promptly and may be reported to the employee's immediate supervisor or the Corporate Secretary.

Anonymous Reporting

An employee may report anonymously any questionable financial reporting, or known or suspected cases of fraudulent or dishonest activities or conflicts of interest. In this regard please consult ACE Aviation's Ethics Reporting Program which is available on the Company’s website at aceaviation.com.

You will remain anonymous and will not be required to reveal your identity, although providing your identity may assist ACE Aviation in investigating your concern.

Investigation

Employees are expected to cooperate in the investigation of reported violations.

Confidentiality

To the extent practical and appropriate under the circumstances to protect the privacy of the persons involved, the identity of anyone who reports a suspected violation or who participates in the investigation shall not be disclosed. Employees should be aware that the Corporate Secretary and those assisting him or her are obligated to act in the best interests of ACE Aviation, and do not act as personal representatives or lawyers for employees.

Protection Against Retaliation

Retaliation in any form against an individual who reports a violation of this Code or of law, rule, or regulation, even if the report is mistaken (provided it was made in good faith) or who assists in the investigation of a reported violation, is itself a serious violation of this Code. Acts or threats of retaliation should be reported immediately and those involved will be disciplined appropriately.

K.	Waivers of the Code

The Governance and Corporate Matters Committee must approve any waiver of the requirements of this Code for a director or executive officer. An executive officer of ACE Aviation may grant a waiver for other employees with the concurrence of the Corporate Secretary. A waiver will be granted only in extraordinary circumstances and on a case-by-case basis. ACE Aviation must disclose the granting of such waiver to a director or executive officer as required by applicable securities laws.

An executive officer of ACE Aviation generally means:

•	The Chairman, President and Chief Executive Officer of ACE Aviation.

•	A Vice-President of ACE Aviation.

•	Any other individual who performs a policy-making function for ACE Aviation.

Annex A

Management Acknowledgment Form

I, ____________________________ confirm that I have read the “Corporate Policy and Guidelines on Business Conduct” (the “Code”) and will follow the policies and procedures contained in the Code. Furthermore, I undertake to promote the guidelines and principles of the Code and take all reasonable measures to ensure that the employees under my supervision fully comply with the Code.

SIGNED ON

_______ Day of _____________________

____________________________________                                                                  _______________________________________

Employee’s printed name                                                                                                Employee’s position

__________________________________________
Employee’s signature

RECEIVED BY:	______________________________________________________

SIGNATURE:	______________________________________________________

DATE OF RECEIPT	______________________________________________________

A-1

Annex B

Conflict of interest Disclosure Form

If applicable, please disclose any and all business, commercial or financial interests or activities that may create a conflict of interest. If you are not sure that you are in a situation of conflict of interest please consult Section C of this code or contact the Corporate Secretary.

Description of the situation giving rise to a conflict of interest:

____________________________________                                                                  ____________________________
Employee’s printed name                                                                                                Employee’s position

__________________________________________
Employee’s signature

RECEIVED BY:	______________________________________________________

SIGNATURE:	______________________________________________________

DATE OF RECEIPT	______________________________________________________

A-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	June 5, 2008	By:	/s/ Brian Dunne
			Name: Title:	Brian Dunne Executive Vice-President and Chief Financial Officer